US Oncology Holdings, Inc.

16825 Northchase Drive, Suite 1300

Houston, Texas 77060

(832) 601-8766

August 8, 2005

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

VIA FACSIMILE AND EDGAR TRANSMISSION

US Oncology Holdings, Inc. Registration Statement on Form S-4 (No. 333-126922)

Ladies and Gentlemen:

In connection with US Oncology Holdings, Inc.’s (the “Company”) Registration Statement on Form S-4 (No. 333-126922) (the “Registration Statement”) filed on July 27, 2005 with the Securities and Exchange Commission (the “Commission”), we hereby provide certain statements and representations specified in the Commission’s no-action letters on the subject of exchange offers.  In that connection, the Company makes the following representations:

(a)                                  The Company is registering the exchange offer in reliance on the position of the Staff of the Division of Corporate Finance enunciated in Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993).

(b)                                 The Company has not entered into any arrangement or understanding with any person to distribute the securities to be received in the exchange offer, and to the best of the Company’s information and belief, each person participating in the exchange offer is acquiring the securities in its ordinary course and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the exchange offer.  In this regard, the Company will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that if the exchange offer is being registered for the purpose of secondary resales, any securityholder using the exchange offer to participate in a distribution of the securities to be acquired in the registered exchange offer (1) may not rely on the Staff’s position enunciated in the Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988) or similar letters and (2) must comply with the registration and prospectus-delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”) in connection with a secondary resale transaction.  The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

(c)                                  The Company is making each person (including any broker-dealer) participating in the exchange offer aware, through the exchange offer prospectus or otherwise, that any broker-dealer who holds securities to be exchanged in the exchange offer acquired for its own account as a result of market-making activities or other trading activities, and who receives new securities in the exchange offer, may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act (which prospectus delivery requirement may be satisfied with the exchange offer prospectus because it contains a plan of distribution with respect to such resale transactions) in connection with any resale of such new securities. Further, the Company has included in the letter of transmittal relating to the exchange offer a provision to the effect that, if the exchange offeree is a broker-dealer holding securities to be exchanged in the exchange offer acquired for its own account as a result of market-making activities or other trading activities, such exchange offeree will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of new securities received in respect of securities exchanged pursuant to the exchange offer (see the form of Letter of Transmittal filed as an exhibit to the Registration Statement).

(d)                                 The Company is not permitting any person who is an affiliate of the Company to participate in the exchange offer.

The Company will commence the exchange offer for the securities to be exchanged in the exchange offer after the Registration Statement is declared effective by the Commission. The exchange offer will remain in effect for a limited time and will be conducted by the Company in compliance with the applicable requirements of the Securities Exchange Act of 1934, and the rules and regulations of the Commission thereunder, including Rule 14e-1, to the extent applicable.

We trust that these representations will be acceptable to the Staff.  However, if you wish to discuss any of these matters further, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Phillip H. Watts

Phillip H. Watts
General Counsel and Secretary